Exhibit 12.1

Media General, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio) (unaudited)

	Three Months Ended March 28, 2010	Years Ended
		December 27, 2009	December 28, 2008	December 30, 2007	December 31, 2006	December 25, 2005
Pretax income (loss) from continuing operations less income/loss from equity investments	$(10,734)	$(73,933)	$(910,326)	$46,981	$88,643	$125,013
Fixed charges	20,312	43,673	45,428	61,584	50,238	30,754
Amortization of capitalized interest	7	40	37	142	58	46
Distributed income of equity investees	—	—	—	—	—	—
Less: Capitalized interest	(35)	(214)	(332)	(1,378)	(1,003)	(789)

Earnings	$(9,550)	$(30,434)	$(865,193)	$107,329	$137,936	$155,024

Interest expensed and capitalized (including amortization of premiums/discounts)	$19,823	$41,978	$43,449	$59,577	$48,505	$29,408
Interest portion of rental expense	489	1,695	1,979	2,007	1,733	1,346

Fixed Charges	$20,312	$43,673	$45,428	$61,584	$50,238	$30,754

Ratio of Earnings to Fixed Charges	0.47	**	**	1.74	2.75	5.04

**	Earnings do not cover fixed charges by $74.1 million and $910.6 million during the fiscal years ended December 27, 2009, and December 28, 2008, respectively, due to non-cash impairment charges of $84.2 million and $912 million in the respective periods (see Note 2 to the Consolidated Financial Statements contained in Item 8 of the Company’s 2009 Form10-K).